EX-99.2N
Consent of Independent Registered Public Accounting Firm

The Board of Directors
Citigroup Alternative Investments Multi-Adviser Hedge Fund Portfolios LLC:

We consent to the use of our report dated May 27, 2010, incorporated by reference herein for the statement of assets as of March 31. 2010, including the schedule of investments, and the statements of operations and cash flows for the year then ended, the statements of changes in net assets for each of the years in the two year period then ended and the financial highlights for each of the years in the five year period then ended and to the references to our firm under the headings “Financial Highlights,” and  “Independent Registered Public Accounting Firm and Legal Counsel” in Amendment No. 23 to the Registration Statement on Form N-2.

/s/ KPMG LLP
New York, New York
June 15, 2010